UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G
                             (Rule13d-102)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(b)

                           (Amendment No. 1)


                              GAIAM, INC.
                              -----------
                           (Name of Issuer)

                Class A Common Stock, $.0001 par value
                --------------------------------------
                    (Title of Class of Securities)

                               36268Q103
                               ---------
                            (CUSIP Number)

                           December 31, 2003
                           -----------------
        (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 36268Q103             SCHEDULE 13G             Page 2 of 5 Pages

 1    Name of Reporting Person         WENTWORTH, HAUSER & VIOLICH, INC.*

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization      Washington, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      691,341
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 691,341

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                     691,341

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               7.5%

 12    Type of Reporting Person                                        IA




_______________________________
*This Schedule 13G Amendment No. 1 to the Schedule 13G filed with the SEC via EDGAR on February 13, 2003 by Wentworth, Hauser & Violich, Inc. and Laird Norton Financial Group, Inc. (the "Initial Schedule 13G") is filed only as to Wentworth, Hauser & Violich, Inc., and does not amend any of the information in the Initial Schedule 13G regarding Laird Norton Financial Group, Inc.

CUSIP 36268Q103             SCHEDULE 13G             Page 3 of 5 Pages

Item 1(a).  Name of Issuer.
            --------------

            Gaiam, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

            360 Interlocken Boulevard
            Broomfield, CO  80021

Item 2(a).  Name of Person Filing.
            ---------------------

            Wentworth, Hauser & Violich, Inc. ("Wentworth")

Item 2(b).  Address of Principal Business Office or, if none, Residence.
            -----------------------------------------------------------

            353 Sacramento Street, Suite 600
            San Francisco, CA  94111

Item 2(c).  Citizenship.
            -----------

            Washington, United States

Item 2(d).  Title of Class of Securities.
            ----------------------------

            Class A Common Stock, $.0001 par value

Item 2(e).  CUSIP Number.
            ------------

            36268Q103

Item 3.     Type of Reporting Person.
            ------------------------

            If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

            (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

            (c)  [ ] Insurance company as defined in section
                 3(a)(19) of the Exchange Act.

CUSIP 36268Q103             SCHEDULE 13G             Page 4 of 5 Pages

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

            (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)  [ ] A savings association as defined in Section
                 3(b) of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j)  [ ] Group, in accordance with Rule
                 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.
            ---------

            Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

            Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of Wentworth might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another
            Person.
            --------------------------------------------------------

            Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this

CUSIP 36268Q103             SCHEDULE 13G             Page 5 of 5 Pages

Schedule 13G pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            -------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not applicable.

Item 10.    Certification.
            -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Signature
                               ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 WENTWORTH, HAUSER & VIOLICH, INC.




                                 By:/s/ Bradford Hall
                                    _____________________________
                                    Bradford Hall, Chief Compliance Officer



DATED:  February 5, 2004